Exhibit 99.2

Bezeq The Israel Telecommunications Corporation Ltd.

(the “Company”)

March 7, 2018

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re: Temporary Appointments to the Board

This Immediate Report advises that on March 6, 2018 the Board of Directors of the Company discussed the request which the controlling shareholder of the Company, B Communications Ltd. (“BCOM”), made on February 25, 2018, for the appointment of directors to the Board of Directors of the Company (see the Immediate Report dated February 25, 2018).

The request was made under the framework of the authority of the Board of Directors under section 85.1 of the Company’s Articles, which states that:

“85.1	The members of the Board of Directors of the Company shall be elected by the General Meeting.

(a)	The start of the term of office of a director (including an external director) shall be the date of the end of the General Meeting at which he was elected unless the General Meeting determined that the start of the term of office shall be on a later date.

(b)	The term of office of the directors shall be:

(1)	a director who is not an external director – until the end of the annual general meeting that follows the General Meeting at which he was elected;

(2)	an external director – in accordance with the provisions of the Companies Law.

Notwithstanding the foregoing, serving directors may at any time and from time to time appoint as a director (who is not an external director) any person who is qualified to be appointed a director pursuant to section 224A of the Companies Law, whether to fill a place that has fallen vacant for any reason or whether as an additional director or directors, provided that the number of directors does not exceed the maximum number set in Article 84. A director appointed in this manner shall serve for a period not exceeding 6 months from the date of his appointment or until the next General Meeting, when he can be elected – whichever is the earlier.”

BCOM informed the Board of Directors that at present it is requesting discussion of the appointment of Mr. Shlomo Rodav and Mr. Doron Turgeman as directors and not the appointment of Mr. Tamir Cohen at this stage.

At the start of the discussion, the legal advisers of the Board of Directors gave their opinion that the Board of Directors has no obligation by virtue of the Telecommunications Order or any law to accede to the request and to appoint all or some of the directors as requested; there is no prohibition or impediment applicable to the Board of Directors to accede to all or part of the request; the Board of Directors should consider the requests on their merits, and decide on them according to pertinent considerations of the good of the Company.

After discussion, the Board of Directors resolved to appoint Mr. Shlomo Rodav and Mr. Doron Turgeman as directors, since in the opinion of the Board of Directors these appointments are for the good of the Company. As described in the section of the Articles quoted above, their term of office will be until the next General Meeting of the shareholders of the Company.

A short time after the Board resolution, and as described in the request of BCOM, letters of resignation from the Board of Directors of the Company were submitted to the Company by Mr. Shaul Elovitch and Mr. Or Elovitch.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.